

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2017

Randy L. Taylor
Chief Financial Officer
Everi Holdings Inc.
7250 S.Tenaya Way, Suite 100
Las Vegas, Nevada

> **Re:** **Everi Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 14, 2017**
> **File No. 001-32622**

Dear Mr. Taylor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Games Revenues and Participation Units, page 50

1. We note your tabular breakout of the various components of revenues for your Games segment on page 50. Please revise your future filings to include a similar breakout of the significant components of revenues for your Payments segment. Additionally, please enhance your disclosures to provide a segmental analysis of your operating results so as to enable a reader to fully understand your consolidated operating results including any trends in the significant components of your revenue and expenses.

Critical Accounting Policies – Revenue Recognition, page 53

2. We note your disclosures related to revenue recognition policies for your various revenue streams. Please tell us and revise future filings to clarify which line item Equipment and

Systems revenue appears in the income statement on page 66 where only Games and Payments revenue line items are presented.

Notes to Consolidated Financial Statements

Note 10. Goodwill and Other Intangible Assets, page 91

3. We note on page 107 the significant losses in your Games segment in 2016 and 2015 along with the recorded impairments of your goodwill and deferred tax asset during those periods. Given the nature of the intangible assets acquired, disclosed on page 85, from Everi Games Holdings in December 2014 and the financial results of the acquired business which are principally presented in the Games segment, please tell us how you determined these intangible assets acquired from Everi Games Holdings were also not impaired during 2016 and 2015.

Note 18. Segment Information, page 106

4. Please revise your future filings to provide all of the disclosures required by ASC 280-10-50 related to your reportable segments, including those specified by paragraph 50-22 of ASC 280-10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services